Form 40-F/A
period 2011-12-31
Timmins Gold Corp.
filed 2012-04-04
CIK 1502154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.1 to
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

[   ] Yes     [   ] No

EXPLANATORY NOTE

On March 30, 2012, Timmins Gold Corp. (the “Registrant”) filed with the Commission its annual report on Form 40-F for the nine month fiscal period ended December 31, 2011 (the “Original Annual Report”). Subsequent to filing the Original Annual Report, the Registrant noted that a column of historical results for the fiscal year ended March 31, 2010 had been omitted from the table "Review of Financial Results", on page 4 of "Management's Discussion and Analysis For the Nine Months Ended December 31, 2011", included as Exhibit 99.2 to the Original Annual Report. A corrected version of Exhibit 99.2, which replaces Exhibit 99.2 included in the Original Annual Report in its entirety, together with certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed herewith. No other information in or exhibit to the Original Annual Report is or has been amended.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

TIMMINS GOLD CORP.

By:	/s/ Bruce Bragagnolo
Name:	Bruce Bragagnolo
Title:	Chief Executive Officer and Secretary

Date: April 4, 2012

EXHIBIT INDEX

99.1*	Annual Information Form for the nine months ended December 31, 2011

99.2	Management’s Discussion and Analysis for the nine months ended December 31, 2011

99.3*	Audited annual financial statements for the nine months ended December 31, 2011

99.4	Certificate of Bruce Bragagnolo required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Colin Sutherland required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Bruce Bragagnolo pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Colin Sutherland pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8*	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

99.9*	Consent of Alan J. San Martin

99.10*	Consent of Mani M. Verma

99.11*	Consent of Richard M. Gowans

99.12*	Consent of William J. Lewis

99.13*	Consent of Christopher R. Lattanzi

99.14*	Consent of Lawrence A. Dick

* Previously filed