Form 40-F
period 2013-12-31
Timmins Gold Corp.
filed 2014-03-31
CIK 1502154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2013

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

144,159,045 Common Shares

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

[   ]Yes                                [  ]  No

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the year ended December 31, 2013.

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

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, abide. There were no amendments, or waivers granted in respect of, the Code during the year ended December 31, 2013. The Code is posted on the Company’s website at www.timminsgold.com. A copy of the Code may also be obtained by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP, chartered accountants, acted as the Company’s independent auditor for the year ended December 31, 2013. See page 63 of the Annual Information Form for the total amount billed to the Company by Deloitte LLP for services performed in the last two fiscal periods by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

See page 62 of the Annual Information Form for a description of the audit committee’s pre-approval policies and procedures. No audit-related fees, tax fees or other non-audit fees were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See Section “Liquidity” on page 15 of Exhibit 99.2, “Management’s Discussion and Analysis”.

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 61 of the Annual Information Form.

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

TIMMINS GOLD CORP.

By: /s/ Bruce Bragagnolo
       Name: Bruce Bragagnolo
       Title: Chief Executive Officer

Dated: March 31, 2014

3

EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2013
99.2	Management’s Discussion and Analysis for the year ended December 31, 2013
99.3	Audited annual financial statements for the year ended December 31, 2013
99.4	Certificate of Bruce Bragagnolo required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Darren Prins required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Bruce Bragagnolo pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Darren Prins pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Chartered Accountants
99.9	Consent of Alan J. San Martin
99.10	Consent of Mani M. Verma
99.11	Consent of Richard M. Gowans
99.12	Consent of William J. Lewis
99.13	Consent of Lawrence A. Dick

4