Form 40-F
period 2014-12-31
Timmins Gold Corp.
filed 2015-03-25
CIK 1502154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2014

Commission file number: 001-35329

TIMMINS GOLD CORP.
(Exact Name of Registrant as Specified in its charter)

British Columbia, Canada	1400	N/A
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code)

570 Granville Street, Suite 1900
Vancouver, British Columbia
V6C 3P1
(604) 682- 4002
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

179,877,379 Common Shares

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

[   ]Yes                                [   ]  No

FORWARD-LOOKING INFORMATION

Certain statements contained in this annual report on Form 40-F (the “Form 40-F”) may constitute “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements with respect to, among other things, the ability of the Company and Newstrike Capital Inc. (“Newstrike”) to consummate the Arrangement (as defined in our Annual Information Form included as Exhibit 99.1 hereto (the “Annual Information Form”) under the heading “General Development of the Business – Newstrike Acquisition Agreement”) on the terms of the arrangement agreement between the parties, the anticipated benefits of the Arrangement, including business and financial prospects, financial multiples, accretion estimates, the effect of the Arrangement on project development risks and estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production at the Company’s San Francisco Property and Caballo Blanco Project and at Newstrike’s Ana Paula Project, including estimated internal rate of return and projected production, exploitation activities and potential, and future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. All statements and information other than statements of historical fact may be forward-looking statements.

These forward-looking statements are based on a number of assumptions, including assumptions regarding the ability of the parties to the Arrangement to receive, in a timely manner and on satisfactory terms, the necessary court, shareholder, stock exchange and regulatory approvals and the ability of the parties to satisfy in a timely manner, the conditions to the closing of the Arrangement; the value of the parties’ respective assets; the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Property, the Caballo Blanco Project and the Ana Paula Project; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate as anticipated and other risks of the mining industry will not be encountered; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; and changes in laws, rules and regulations applicable to the Company and Newstrike.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Form 40-F include, but are not limited to: non-completion of the Arrangement, including due to the parties failing to receive, in a timely manner and on satisfactory terms, the necessary court, shareholder, stock exchange and regulatory approvals or the inability of the parties to satisfy in a timely manner the other conditions to the closing of the Arrangement; changes in market conditions; actual results being materially different than reserve and resource, grade, mine life, net present value, internal rate of return and cash cost estimates and the other projections and estimates made in the technical reports for the San Francisco Property, the Caballo Blanco Project and the Ana Paula Project; variations in grade or recovery rates; risks relating to international operations; fluctuations in gold, silver and other metal prices and currency exchange rates; failure to obtain required financing; inability to successfully complete development projects, planned expansions or other projects within the timelines anticipated; natural disasters; adverse changes to general economic conditions or applicable laws, rules and regulations; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; labour disputes, flooding, ground instability, fire and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; the risk of an undiscovered defect in title or other adverse claim; the risk that results of exploration activities will be different than anticipated; and other factors contained in the section entitled “Risk Factors” in the Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in this Form 40-F if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the year ended December 31, 2014.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that Paula Rogers and Anthony Hawkshaw are audit committee financial experts (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) and are independent, as that term is defined by the Exchange Act and the NYSE MKT’s corporate governance standards applicable to the Company.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, including without limitations for purpose of Section 11 of the Securities Act of 1933, as amended, does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board.

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, abide. There were no amendments, or waivers granted in respect of, the Code during the year ended December 31, 2014. The Code is posted on the Company’s website at www.timminsgold.com. A copy of the Code may also be obtained by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP, chartered accountants, acted as the Company’s independent auditor for the year ended December 31, 2014. See page 72 of the Annual Information Form for the total amount billed to the Company by Deloitte LLP for services performed in the last two fiscal periods by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

See page 72 of the Annual Information Form for a description of the audit committee’s pre-approval policies and procedures. No audit-related fees, tax fees or other non-audit fees were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See “Liquidity” on page 15 of Exhibit 99.2, “Management’s Discussion and Analysis.”

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 71 of the Annual Information Form.

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
Name: Bruce Bragagnolo
Title: Chief Executive Officer

Dated: March 25, 2015

EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2014
99.2	Management’s Discussion and Analysis for the year ended December 31, 2014
99.3	Audited annual financial statements for the year ended December 31, 2014
99.4	Certificate of Bruce Bragagnolo required by Rule 13a-14(a) or Rule 15d- 14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Darren Prins required by Rule 13a- 14(a) or Rule 15d- 14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Bruce Bragagnolo pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002
99.7	Certificate of Darren Prins pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Chartered Accountants
99.9	Consent of Alan J. San Martin
99.10	Consent of Mani M. Verma
99.11	Consent of Richard M. Gowans
99.12	Consent of William J. Lewis
99.13	Consent of Brent C. Bailey
99.14	Consent of Jim F. Cuttle
99.15	Consent of G. H. Giroux
99.16	Consent of Joseph M. Keane
99.17	Consent of Dino Pilotto
99.18	Consent of Stephen John Taylor
99.19	Consent of Taj Singh