Form 40-F
period 2015-12-31
Timmins Gold Corp.
filed 2016-03-30
CIK 1502154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2015

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

[ X ] Annual Information Form	[ X ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

315,142,136 Common Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes  [ X ]  No  [  ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes  [  ]  No  [  ]

FORWARD-LOOKING INFORMATION

Certain statements contained in this annual report on Form 40-F (the “Form 40-F”) may constitute “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements with respect to project development risks and estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production at the Company’s San Francisco Property, Ana Paula Project and Caballo Blanco Project, including estimated internal rate of return and projected production, exploitation activities and potential, and future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. All statements and information other than statements of historical fact may be forward-looking statements.

These forward-looking statements are based on a number of assumptions, including: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Property, the Ana Paula Project and the Caballo Blanco Project; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labor disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate as anticipated and other risks of the mining industry will not be encountered; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; and changes in laws, rules and regulations applicable to the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Form 40-F include, but are not limited to: changes in market conditions; actual results being materially different than reserve and resource, grade, mine life, net present value, internal rate of return and cash cost estimates and the other projections and estimates made in the technical reports for the San Francisco Property, the Ana Paula Project and the Caballo Blanco Project; variations in grade or recovery rates; risks relating to international operations; fluctuations in gold, silver and other metal prices and currency exchange rates; failure to obtain required financing; inability to successfully complete development projects, planned expansions or other projects within the timelines anticipated; natural disasters; adverse changes to general economic conditions or applicable laws, rules and regulations; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; labor disputes, flooding, ground instability, fire and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; the risk of an undiscovered defect in title or other adverse claim; the risk that results of exploration activities will be different than anticipated; and other factors contained in the section entitled “Risk Factors” in the Annual Information Form.

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

CAUTIONARY NOTE REGARDING MINERAL RESERVE
AND RESOURCE ESTIMATES

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, we report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this Form 40-F concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Commission. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. You are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the year ended December 31, 2015.

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

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, abide. There were no amendments, or waivers granted in respect of, the Code during the year ended December 31, 2015. The Code is posted on the Company’s website at www.timminsgold.com. A copy of the Code may also be obtained by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP, chartered professional accountants, acted as the Company’s independent auditor for the year ended December 31, 2015. See page 76-77 of the Annual Information Form for the total amount billed to the Company by Deloitte LLP for services performed in the last two fiscal periods by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

See page 76 of the Annual Information Form for a description of the audit committee’s pre-approval policies and procedures. No audit-related fees, tax fees or other non-audit fees were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See Section “Liquidity” on page 11 of Exhibit 99.2, “Management’s Discussion and Analysis”.

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 75-76 of the Annual Information Form.

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

TIMMINS GOLD CORP.

By: /s/ Mark Backens
Name:	Mark Backens
Title:	Interim Chief Executive Officer

Dated: March 30, 2016

3

EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2015
99.2	Management’s Discussion and Analysis for the year ended December 31, 2015
99.3	Audited annual financial statements for the year ended December 31, 2015
99.4	Certificate of Mark Backens required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Darren Prins required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Mark Backens pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Darren Prins pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Chartered Accountants
99.9	Consent of Alan J. San Martin
99.10	Consent of Mani M. Verma
99.11	Consent of Richard M. Gowans
99.12	Consent of William J. Lewis
99.13	Consent of Joseph M. Keane
99.14	Consent of Brent C. Bailey
99.15	Consent of Jim Cuttle
99.16	Consent of Gary Giroux
99.17	Consent of Stephen Taylor
99.18	Consent of Dino Pilotto
99.19	Consent of Michael Creek
99.20	Consent of Tony Loschiavo
99.21	Consent of Craig Gibson
99.22	Consent of Kelly McLeod
99.23	Consent of Herb Welhener
99.24	Consent of Dawn Garcia
99.25	Consent of Taj Singh

4