Form 40-F/A
period 2015-12-31
Timmins Gold Corp.
filed 2016-11-29
CIK 1502154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
Amendment No. 1

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2015

Commission file number: 001-35329

TIMMINS GOLD CORP.
(Exact Name of Registrant as Specified in its charter)

British Columbia, Canada	1040	N/A
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or	Classification Code)
organization)

700 West Pender Street
Vancouver, British Columbia
V6C 1G8
(604) 682-4002
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8700
(Name, address (including zip code) and telephone number (including area code) of agent for service in the
United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, no par value	NYSE MKT LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[X] Audited Annual Financial Statements

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
Yes [X]       No [   ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes [   ]        No [   ]

EXPLANATORY NOTE

Timmins Gold Corp. (the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 40-F initially filed on March 30, 2016 (the “2015 Annual Report”), solely to revise the report of the Company’s independent auditor, Deloitte LLP (the “Auditor Report”), contained in the Audited Consolidated Financial Statements filed as Exhibit 99.3 to the 2015 Annual Report. Specifically, the Auditor Report originally filed with the 2015 Annual Report referred to such consolidated financial statements as being presented in accordance with “International Financial Reporting Standards”, and such report is being updated to refer to “International Financial Reporting Standards as issued by the International Accounting Standards Board”. Except as specifically provided in the immediately preceding sentence, the 2015 Annual Report remains entirely unmodified, regardless of events that may have occurred subsequent to the initial filing date. A revised Exhibit 99.3, together with a consent of Deloitte LLP and certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, is filed herewith.

SIGNATURE

            Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

TIMMINS GOLD CORP.

By: /s/ Mark Backens
Name: Mark Backens
Title: Interim Chief Executive Officer

Dated: November 29, 2016

EXHIBIT INDEX

99.1*	Annual Information Form for the year ended December 31, 2015
99.2*	Management’s Discussion and Analysis for the year ended December 31, 2015
99.3**	Audited annual financial statements for the year ended December 31, 2015
99.4**	Certificate of Mark Backens required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5**	Certificate of Ian Harcus required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6**	Certificate of Mark Backens pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7**	Certificate of Ian Harcus pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8**	Consent of Deloitte LLP, Chartered Professional Accountants
99.9*	Consent of Alan J. San Martin
99.10*	Consent of Mani M. Verma
99.11*	Consent of Richard M. Gowans
99.12*	Consent of William J. Lewis
99.13*	Consent of Joseph M. Keane
99.14*	Consent of Brent C. Bailey
99.15*	Consent of Jim Cuttle
99.16*	Consent of Gary Giroux
99.17*	Consent of Stephen Taylor
99.18*	Consent of Dino Pilotto
99.19*	Consent of Michael Creek
99.20*	Consent of Tony Loschiavo
99.21*	Consent of Craig Gibson
99.22*	Consent of Kelly McLeod
99.23*	Consent of Herb Welhener
99.24*	Consent of Dawn Garcia
99.25*	Consent of Taj Singh

*	Previously filed.

**	Filed herewith.