Form 40-F
period 2016-12-31
Timmins Gold Corp.
filed 2017-03-21
CIK 1502154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2016

Commission file number: 001-35329

TIMMINS GOLD CORP.
(Exact Name of Registrant as Specified in its charter)

British Columbia, Canada	1040	N/A

(Province or other jurisdiction of incorporation or	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
organization)	Classification Code)

700 West Pender Street, Suite 615
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
355,628,602 Common Shares

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
[   ] Yes        [   ] No

FORWARD-LOOKING INFORMATION

            Certain statements contained in this annual report on Form 40-F (the “Form 40-F”) may constitute “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements with respect to project development risks and estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production at the Company’s San Francisco Property and Ana Paula Project, including estimated internal rate of return and projected production, exploitation activities and potential, and future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. All statements and information other than statements of historical fact may be forward-looking statements.

            These forward-looking statements are based on a number of assumptions, including: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Property and the Ana Paula Project; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labor disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate as anticipated and other risks of the mining industry will not be encountered; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; and changes in laws, rules and regulations applicable to the Company.

            Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Form 40-F include, but are not limited to: changes in market conditions; actual results being materially different than reserve and resource, grade, mine life, net present value, internal rate of return and cash cost estimates and the other projections and estimates made in the technical reports for the San Francisco Property and the Ana Paula Project; variations in grade or recovery rates; risks relating to international operations; fluctuations in gold, silver and other metal prices and currency exchange rates; failure to obtain required financing; inability to successfully complete development projects, planned expansions or other projects within the timelines anticipated; natural disasters; adverse changes to general economic conditions or applicable laws, rules and regulations; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; labor disputes, flooding, ground instability, fire and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; the risk of an undiscovered defect in title or other adverse claim; the risk that results of exploration activities will be different than anticipated; and other factors contained in the section entitled “Risk Factors” in the Annual Information Form.

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

DISCLOSURE CONTROLS AND PROCEDURES

            Disclosure controls and procedures are controls and procedures designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and (ii) information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Controller performing the functions of Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

            At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and Controller performing the functions of CFO, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and Controller performing the functions of CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

            The Company’s management, including the CEO and Controller performing the functions of CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

            Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

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

NOTICES PURSUANT TO REGULATION BTR

           The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the year ended December 31, 2016.

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

CODE OF ETHICS

            The Board has adopted a written code of ethics entitled, “Code of Business Conduct” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, abide. There were no amendments, or waivers granted in respect of, the Code during the year ended December 31, 2016. The Code is posted on the Company’s website at www.timminsgold.com. A copy of the Code may also be obtained by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

            Deloitte LLP, chartered professional accountants, acted as the Company’s independent auditor for the year ended December 31, 2016. See page 58 of the Annual Information Form for the total amount billed to the Company by Deloitte LLP for services performed in the last two fiscal periods by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

            See page 57 of the Annual Information Form for a description of the audit committee’s pre-approval policies and procedures. No audit-related fees, tax fees or other non-audit fees were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

            See page 56 of the Annual Information Form.

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

TIMMINS GOLD CORP.

By:	/s/ Greg McCunn

Name: Greg McCunn
Title: Chief Executive Officer

Dated: March 20, 2017

EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2016
99.2	Management’s Discussion and Analysis for the year ended December 31, 2016
99.3	Audited annual financial statements for the year ended December 31, 2016
99.4	Certificate of Greg McCunn required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Ian Harcus required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Greg McCunn pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Ian Harcus pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Chartered Professional Accountants
99.9	Consent of Alan J. San Martin
99.10	Consent of Mani M. Verma
99.11	Consent of Richard M. Gowans
99.12	Consent of William J. Lewis
99.13	Consent of Michael Creek
99.14	Consent of Tony Loschiavo
99.15	Consent of Craig Gibson
99.16	Consent of Kelly McLeod
99.17	Consent of Herb Welhener
99.18	Consent of Dawn Garcia
99.19	Consent of Taj Singh