Form 40-F
period 2017-12-31
Alio Gold Inc.
filed 2018-03-15
CIK 1502154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

For the year ended: December 31, 2017

Commission file number: 001-35329

ALIO GOLD INC.
(Exact Name of Registrant as Specified in its charter)

British Columbia, Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code	(I.R.S. Employer Identification No.)
organization)	Classification Code)

700 West Pender Street, Suite 507
Vancouver, British Columbia
V6C 1G8
(604) 682-4002
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8700
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, no par value	NYSE AMERICAN

Securities registered or to be registered pursuant to Section 12(g) of the Act: None Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 44,678,701 Common Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

[ X ] Yes        [   ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period  for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.[   ]

FORWARD-LOOKING INFORMATION

            Certain statements contained in this annual report on Form 40-F (the “Form 40-F”) may constitute “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements with respect to project development risks and estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production at the Company’s San Francisco Property and Ana Paula Project, including estimated internal rate of return and projected production, exploitation activities and potential, and future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is developed. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. All statements and information other than statements of historical fact may be forward-looking statements.

            These forward-looking statements are based on a number of assumptions, including: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Property and the Ana Paula Project; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labor disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; and changes in laws, rules and regulations applicable to the Company.

 Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Form 40-F include, but are not limited to: decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; risks associated with doing business in Mexico; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; negative research reports or analyst’s downgrades and dilution; and other factors contained in the section entitled “Risk Factors” in the Annual Information Form.

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

            Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

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

NOTICES PURSUANT TO REGULATION BTR

           The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the year ended December 31, 2017.

AUDIT COMMITTEE FINANCIAL EXPERT

            The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that Paula Rogers is an audit committee financial expert (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) and is independent, as that term is defined by the Exchange Act and the NYSE AMERICAN’s corporate governance standards applicable to the Company.

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

CODE OF ETHICS

            The Board has adopted a written code of ethics entitled, “Code of Business Conduct” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, abide. There were no amendments, or waivers granted in respect of, the Code during the year ended December 31, 2017. The Code is posted on the Company’s website at www.aliogold.com. A copy of the Code may also be obtained by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

            Deloitte LLP, chartered professional accountants, acted as the Company’s independent auditor for the year ended December 31, 2017. See page 72 of the Annual Information Form for the total amount billed to the Company by Deloitte LLP for services performed in the last two fiscal periods by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

            See Section “Liquidity” on page 16 of Exhibit 99.2, “Management’s Discussion and Analysis”.

IDENTIFICATION OF THE AUDIT COMMITTEE

            See page 71 of the Annual Information Form.

CORPORATE GOVERNANCE PRACTICES

            There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under NYSE AMERICAN listing standards. A summary of the significant differences can be found on the Company’s website at www.aliogold.com.

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

ALIO GOLD INC.

By:	/s/ Greg McCunn

Name: Greg McCunn
Title: Chief Executive Officer

Dated: March 14, 2018

EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2017
99.2	Management’s Discussion and Analysis for the year ended December 31, 2017
99.3	Audited annual financial statements for the year ended December 31, 2017
99.4	Certificate of Greg McCunn required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Colette Rustad required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Greg McCunn pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Colette Rustad pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Chartered Professional Accountants
99.9	Consent of Alan J. San Martin
99.10	Consent of Mani Verma
99.11	Consent of Richard M. Gowans
99.12	Consent of William J. Lewis
99.13	Consent of Daniel H. Neff
99.14	Consent of Art Ibrado
99.15	Consent of Andrew Kelly
99.16	Consent of Gordon Zurowski
99.17	Consent of Joseph Rosaire Pierre Desautels
99.18	Consent of Gilberto Dominguez
99.19	Consent of James A. Cremeens
99.20	Consent of Taj Singh
99.21	Consent of Paul Hosford
99.22	Consent of Jorge Lozano
101	Interactive Data File