Form 40-F
period 2018-12-31
Alio Gold Inc.
filed 2019-03-20
CIK 1502154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

For the year ended: December 31, 2018

Commission file number: 001-35329

ALIO GOLD INC.
(Exact Name of Registrant as Specified in its charter)

British Columbia, Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code	(I.R.S. Employer Identification No.)
organization)	Classification Code)

700 West Pender Street, Suite 507
Vancouver, British Columbia
V6C 1G8
(604) 682-4002
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
28 Liberty St.

New York, NY  10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, no par value	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 84,707,143 Common Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [ ] No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

[X] Yes [ ] No

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

CAUTIONARY NOTE REGARDING MINERAL RESERVE
AND RESOURCE ESTIMATES

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, we report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under Guide 7 and generally, U.S. companies reporting pursuant to Guide 7 are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this Form 40-F concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies reporting pursuant to Guide 7. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. You are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards under Guide 7.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and procedures designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and (ii) information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and principal financial officer (“Principal Financial Officer”), as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and Principal Financial Officer, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and Principal Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

The Company’s management, including the CEO and Principal Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the year ended December 31, 2018.

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

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, Principal Financial Officer, principal accounting officer or controller, abide. There were no amendments, or waivers granted in respect of, the Code during the year ended December 31, 2018. The Code is posted on the Company’s website at www.aliogold.com. A copy of the Code may also be obtained by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, Principal Financial Officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP, Chartered Professional Accountants, acted as the Company’s independent registered public accounting firm for the year ended December 31, 2018. See page 106 of the Annual Information Form for the total amount billed to the Company by Deloitte LLP for services performed in the last two fiscal periods by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

See page 106 of the Annual Information Form for a description of the audit committee’s pre-approval policies and procedures. No audit-related fees, tax fees or other non-audit fees were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 104 of the Annual Information Form.

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

B. Consent to Service of Process. Concurrently with the filing of this Form 40-F, the Company is filing an amendment to its previously filed Form F-X with the Commission to update the address of its agent for service of process.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALIO GOLD INC.

By:	“Greg McCunn”

Name: Greg McCunn
Title: Chief Executive Officer

Dated: March 19, 2019

EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2018
99.2	Management’s Discussion and Analysis for the year ended December 31, 2018
99.3	Audited annual financial statements for the year ended December 31, 2018
99.4	Certificate of Greg McCunn required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Ian Harcus required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Greg McCunn pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Ian Harcus pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Chartered Professional Accountants
99.9	Consent of Tom Bagan
99.10	Consent of Timothy Carew
99.11	Consent of James A. Cremeens
99.12	Consent of Joseph Rosaire Pierre Desautels
99.13	Consent of Gilberto Dominguez
99.14	Consent of Kent Hartley
99.15	Consent of Mani Verma
99.16	Consent of Art Ibrado
99.17	Consent of Andrew Kelly
99.18	Consent of Allan V. Moran
99.19	Consent of Daniel H. Neff
99.20	Consent of Taj Singh
99.21	Consent of Justin Smith
99.22	Consent of Mark Willow
99.23	Consent of Jeffrey Woods
99.24	Consent of Gordon Zurowski
99.25	Consent of Richard M. Gowans
99.26	Consent of William J. Lewis
99.27	Consent of Jorge Lozano
99.28	Consent of Alan J. San Martin
99.29	Mine Safety Disclosure
101	Interactive Data File